Exhibit 99.2

News release…

Date: 25 August 2005
Ref: PR434g

New long term contracts secure Rio Tinto Iron Ore sales in Korea

Rio Tinto Iron Ore (RTIO) today announced that Hamersley Iron (Rio Tinto 100 per cent) and Robe River Iron Associates (Rio Tinto 53 per cent) have entered into new long term sales contracts with POSCO, Korea’s leading steel producer.

These new contracts have been finalised ahead of the expiry of existing contracts in 2007, and will see RTIO supply approximately 128 million tonnes of iron ore products to POSCO from its Western Australian operations over ten years.

The new sales arrangements build on RTIO’s strategy of securing supply to major customers under long term contract wherever appropriate, and further underwrite the group’s US$1.6 billion capacity expansion programme now underway in the Pilbara.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Hugh Leggatt	Ian Head
Office: +44 (0) 20 7753 2273	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7764 369 977	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885